SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 17, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 17, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

August 17, 2007
IVANHOE MINES ISSUES CORPORATE UPDATE
SINGAPORE — Ivanhoe Mines today provided an update on the status of its cash holdings having regard to evolving events and uncertainty in global credit markets. Ivanhoe’s cash holdings total approximately US$200 million. Of this amount, Ivanhoe has a total of US$66.5 million in Canadian asset-backed commercial paper (ABCP), representing approximately 34% of its current cash position. These securities, which meet the criteria of Ivanhoe’s investment policy, are rated (by DBRS Ltd.) R1 — High. According to DBRS Ltd., commercial paper rated R1 — High is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. The Canadian ABCP was purchased by Ivanhoe on basis of professional advice from two major international banks.
A portion of Ivanhoe’s ABCP consists of two “Series A” notes totalling US$13.8 million held with Coventree Capital Group Inc. sponsored funds. The two notes, which matured on August 14, 2007, were not paid and remain outstanding. Ivanhoe understands that other recently matured notes issued by Coventree sponsored funds and held by third parties also remain unpaid. Coventree has publicly stated that this situation has been caused by a liquidity disruption in the market for Canadian asset-backed securities. Ivanhoe is investigating the situation and potential solutions through a number of avenues, including direct discussions with Coventree.
The balance of Ivanhoe’s Canadian ABCP amounts to a total of US$52.7 million. These notes have varying maturity dates to September 6, 2007. Until these notes mature, Ivanhoe can not state with certainty that they will be repaid promptly upon maturity. However, should the current liquidity disruption in the market for Canadian ABCP remain ongoing when the notes mature, the repayment of these notes may be delayed for a presently unknown period of time.
DBRS Ltd. continues to confirm the R1 — High rating on the Canadian ABCP held by Ivanhoe. DBRS has placed several issuers of these notes “Under Review with Developing Implications” following the announcement on August 16, 2007, that a consortium representing banks, asset providers and major investors had agreed in principle to take significant steps to re-establish normal operations in the market for Canadian asset-backed securities. The Bank of Canada has welcomed the initiative to support the Canadian ABCP market. The Bank of Canada stated that the agreement by major investors and liquidity providers to pursue an orderly restructuring of the Canadian market for third-party ABCP provides an opportunity for parties to work through the issues related to the market for asset-backed securities.
In addition to amounts invested in Canadian ABCP, Ivanhoe has approximately US$130 million held in US T-Bills, bankers’ acceptances and short-term bank deposits that are available to fund its operations. Accordingly, Ivanhoe does not believe that any current or anticipated illiquidity in its Canadian ABCP investments will disrupt its near-term business activities and operations in respect of its various projects, including the Oyu Tolgoi copper and gold mine development project in Mongolia. An update on the current work program at Oyu Tolgoi and the status of the review of the Oyu Tolgoi Investment Agreement by the Mongolian Parliament was provided in Ivanhoe’s news release dated August 10, 2007.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the repayment of Canadian asset-backed commercial paper held by the company, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.